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                              April 10, 2023

       Shelly A. Dumas-Magnin
       Vice President and Controller
       Schneider National, Inc.
       3101 South Packerland Drive
       Green Bay, Wisconsin 54313

                                                        Re: Schneider National,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 17,
2023
                                                            File No. 001-38054

       Dear Shelly A. Dumas-Magnin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Financial Statements
       Note 10 - Common Equity, page 60

   1. Please revise the financial statements in your periodic reports to include changes in the number of shares of
equity securities, including shares issued upon conversion, exercise, or satisfaction of
required conditions, alongside the numerical activity in the Statements of
                                                        Shareholders' Equity,
or within a corresponding note to your financial statements, to comply with FASB ASC
505-10-50-2 and 3, and Rule 5-02.29 of Regulation S-X.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Shelly A. Dumas-Magnin
Schneider National, Inc.
April 10, 2023
Page 2

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Karl Hiller,
Branch Chief, at (202) 551- 3686 with any questions.



                                                        Sincerely,
FirstName LastNameShelly A. Dumas-Magnin
                                                        Division of Corporation
Finance
Comapany NameSchneider National, Inc.
                                                        Office of Energy &
Transportation
April 10, 2023 Page 2
cc:       Thom Jackson
FirstName LastName